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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   FORM 12B-25

                                                  COMMISSION FILE NUMBER: 1-8787

                           NOTIFICATION OF LATE FILING


(Check One):
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
[ ] Form 10-K    [ ] Form 20-F    [X] Form 11-K    [ ] Form 10-Q    [ ] Form N-SAR    [ ] Form N-CSR

                      For Period Ended: December 31, 2002

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:
                                              --------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:

               AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN
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Former name if applicable:

                                       N/A
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Address of principal executive office:

                                 70 PINE STREET
                            NEW YORK, NEW YORK 10270
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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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            (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
[ ] fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

This Form 11-K is being filed one day late as a result of a failure to timely produce required financial information due to a change in the outside administrator of the American General Agents' and Managers' Thrift Plan and the termination of employees responsible for administering the American General Agents' and Managers' Thrift Plan.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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
      Richard Grosiak                   (212)                      770-7000
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           (Name)                    (Area Code)              (Telephone Number)
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(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company
      Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                               [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                                   SIGNATURE

                     AMERICAN GENERAL AGENTS' AND MANAGERS'
                                   THRIFT PLAN
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                        By   /s/ Richard Grosiak
                                             ----------------------------------
                                             Richard Grosiak
                                             Director - Employee Benefits

Date: July 1, 2003

                                    ATTENTION

      Intentional misstatements or omission of fact constitute Federal criminal violations (See 18 U.S.C. 100).